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                          VARIABLE ANNUITY ACCOUNT C


   Individual Variable Annuity Contracts for Individual Retirement Annuities
                  (Section 408(b)), Internal IRA Rollover and
               Simplified Employee Pension Plans (Section 408(k))

    Individual Variable Annuity Contract for Individual Retirement Annuities (Section 408(b)) and Simplified Employee Pension Plans (Section 408(k))

    Supplement dated October 12, 1995 to the Prospectuses dated May 1, 1995

The Company has made the following changes to the Contracts described in these prospectuses so that they may be issued in the State of New Jersey.

  The Guaranteed Interest Account, a credited interest option, is not available for Contracts issued in the State of New Jersey. Please disregard all references made to this funding option in these prospectuses.

Form XNJIRA.00.1